SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of June 2009
Commission File Number: 001-15006
PETROCHINA COMPANY LIMITED
9 Dongzhimen North Street, Dongcheng District
Beijing, The People’s Republic of China, 100007
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          )

EXHIBITS
SIGNATURE
EX-99.1
EX-99.2

EXHIBITS
Exhibit Number
99.1     Announcement dated June 18, 2009 relating to change of Secretary to the Board (Company Secretary) and authorised representative.
99.2     Announcement dated June 18, 2009 relating to the acquisition by Western Pipeline Branch Company of Western Pipeline Assets from China Petroleum Western Pipeline Company Limited.
FORWARD-LOOKING STATEMENTS
      This announcement contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in these forward-looking statements as a result of a number of factors.
      We do not intend to update or otherwise revise the forward-looking statements in this announcement, whether as a result of new information, future events or otherwise. Because of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this announcement might not occur in the way we expect, or at all.
      You should not place undue reliance on any of these forward-looking statements.

SIGNATURE
      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this announcement to be signed on its behalf by the undersigned, thereunto duly authorized.

PetroChina Company Limited
Dated: June 19, 2009	By:	/s/ Li Hualin
	Name:	Li Hualin
	Title:	Company Secretary